

August 29, 2013

Via E-mail
Li Hualin
Secretary
PetroChina Company Limited
9 Dongzhimen North Street
Dongcheng District, Beijing 100007
The People's Republic of China

> **Re: PetroChina Company Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2012**
> **Filed April 26, 2013**
> **File No. 1-15006**

Dear Mr. Hualin:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

General

1. You disclose on page 29 that in 2012 you purchased a small amount of crude oil from "certain countries on the U.S. sanctions list, such as Sudan". Please identify for us the other countries on the U.S. sanctions list from which you purchased crude oil.

2. Please tell us about any contacts with Sudan, Syria or Cuba since your letters to us dated May 28, 2010 and October 28, 2010. We note that the website of your controlling shareholder, CNPC, states that your subsidiary Daqing Oilfield Company Ltd. provides services and products in Sudan; that Sudan is the largest overseas market of Daqing Oilfield; and that, by the end of 2008, Daqing Oilfield had signed contracts in Sudan worth $635,000,000. We note also 2011 news article relating to PetroChina Lanzhou

Petrochemical's refinery in Sudan and your operations in Syria. As you know, Sudan, Syria and Cuba are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Sudan, Syria and Cuba since your 2010 letters, whether through subsidiaries, affiliates, resellers, distributors, or other direct or indirect arrangements, including through your subsidiaries Daqing Oilfield Company and ChinaOil. Your response should describe any services, products, equipment or technology you have provided to the referenced countries, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities controlled by those governments.

3. Please discuss the materiality of any contacts with Sudan, Syria and Cuba described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan, Syria and Cuba.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Li Hualin
PetroChina Company Limited
August 29, 2013
Page 3

Please contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Roger Schwall
        Assistant Director
        Division of Corporation Finance